UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 62458/July 7, 2010

ADMINISTRATIVE PROCEEDING
File No. 3-13921

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In the Matter of	:	
	:	
MIRACOR DIAGNOSTICS, INC.,	:	
MONACO FINANCE, INC.,	:	ORDER MAKING FINDINGS AND
MPEL HOLDINGS CORP.	:	REVOKING REGISTRATIONS OF
(f/k/a COMPUTER TRANSCEIVER	:	SECURITIES BY DEFAULT
SYSTEMS, INC.),	:	
MR3 SYSTEMS, INC., and	:	
MUTUAL RISK MANAGEMENT, LTD.	:	

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The Securities and Exchange Commission (Commission) issued an Order Instituting Proceedings (OIP) on June 4, 2010, pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act), which alleges that Respondents have securities registered with the Commission pursuant to Section 12(g) of the Exchange Act and have not filed required periodic reports. Each Respondent was served with the OIP by June 11, 2010.

On June 22, 2010, the Commission issued an Order Making Findings and Revoking Registration of Securities Pursuant to Section 12(j) of the Exchange Act as to Monaco Finance, Inc. <u>Miracor Diagnostics, Inc.</u>, Exchange Act Release No. 62346. All Respondents, except Monaco Finance, Inc., are in default because they have not filed an Answer, they did not participate in the telephonic prehearing conference on July 1, 2010, and they have not otherwise defended the proceeding. <u>See</u> 17 C.F.R. §§ 201.155, .220(f), .221(f). Based on these facts, I find the allegations in the OIP to be true.

Findings of Fact and Conclusions of Law

Miracor Diagnostics, Inc. (Miracor), Central Index Key (CIK) No. 723906, is an expired Utah corporation located in San Diego, California, with a class of securities registered with the Commission pursuant to Section 12(g) of the Exchange Act. Miracor is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended September 30, 2006, which reported a net loss of $3,200,161 for the prior nine months. As of May 21, 2010, Miracor's stock, symbol MRDG, was quoted on the Pink

Sheets operated by Pink OTC Markets Inc. (Pink Sheets), had seven market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

MPEL Holdings Corp. (MPEL Holdings), CIK No. 1048644, (f/k/a Computer Transceiver Systems, Inc., CIK No. 23120), is a New York corporation located in Melville, New York, with a class of securities registered with the Commission pursuant to Section 12(g) of the Exchange Act. MPEL Holdings is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended September 30, 1999. MPEL Holdings merged with Computer Transceiver Systems, Inc., and MPEL Holdings was the surviving entity. As noted, each issuer had a different CIK number. As of May 21, 2010, MPEL Holdings' stock, symbol MPEH, was quoted on the Pink Sheets, had five market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

MR3 Systems, Inc. (MR3 Systems), CIK No. 1133541, is a forfeited Delaware corporation located in San Francisco, California, with a class of securities registered with the Commission pursuant to Section 12(g) of the Exchange Act. MR3 Systems is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended September 30, 2005, which reported a net loss of $1,002,332 for the nine months ended September 30, 2005. As of May 21, 2010, MR3 Systems' stock, symbol MRMR, was quoted on the Pink Sheets, had seven market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Mutual Risk Management, Ltd. (Mutual Risk), CIK No. 826918, is a Bermuda corporation located in Hamilton, Bermuda, with a class of securities registered with the Commission pursuant to Section 12(g) of the Exchange Act. Mutual Risk is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-K/A for the period ended December 31, 2001, which reported a net loss of $109,189,000 for the prior twelve months. On January 1, 2003, Mutual Risk filed a petition under Section 304 of the Bankruptcy Code, now Chapter 15, in the United States Bankruptcy Court for the Southern District of New York, and the case was terminated on April 6, 2009. As of May 21, 2010, Mutual Risk's stock, symbol MLRMF, was quoted on the Pink Sheets, had eight market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Section 13(a) of the Exchange Act and the rules promulgated thereunder require issuers of securities registered pursuant to Section 12 of the Exchange Act to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Exchange Act Rule 13a-1 requires issuers to file annual reports, Rule 13a-13 requires domestic issuers to file quarterly reports, and Rule 13a-16 requires foreign private issuers to furnish quarterly and other reports to the Commission under cover of Form 6-K if they make or are required to make the information public under the laws of the jurisdiction of their domicile or in which they are incorporated or organized; if they file or are required to file information with a stock exchange on which their securities are traded and the information was made public by the exchange; or if they distribute or are required to distribute information to their security holders. Miracor, MPEL Holdings, MR3 Systems, and Mutual Risk each has failed to comply with Section 13(a) of the Exchange Act, Exchange Act Rule 13a-1, and Exchange Act

Rules 13a-13 or Rule 13a-16.[1] Section 12(j) of the Exchange Act authorizes the Commission, where it is necessary or appropriate for the protection of investors, to revoke the registration of a security where the issuer has failed to comply with a provision of the Exchange Act or the rules thereunder.

Order

I conclude on these facts that revocation is both necessary and appropriate for the protection of investors and ORDER, pursuant to Section 12(j) of the Securities Exchange Act of 1934, that the registrations of each class of registered securities of Miracor Diagnostics, Inc., MPEL Holdings Corp., Computer Transceiver Systems, Inc., MR3 Systems, Inc., and Mutual Risk Management Ltd. be, and hereby are, revoked.

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Brenda P. Murray
Chief Administrative Law Judge

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[1] According to the OIP, the registered securities of both MPEL Holdings and Computer Transceiver Systems, Inc. need to be suspended or revoked because each issuer has a separate CIK number. See OIP at 2.